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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number: 000-6377

                           NOTIFICATION OF LATE FILING

(Check One):   [x] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
[_] Form N-SAR

For Period Ended:   March 31, 2003

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
            For the Transition Period Ended:_________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant

DREXLER TECHNOLOGY CORPORATION
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Former name if applicable

_______________________________________

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Address of principal executive office (street and number)

1077 Independence Avenue
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City, state and zip code

Mountain View, CA 94043-1601
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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof
[x] |          will be filed on or before the 15th calendar day following the
     |         prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 11, 2003, the Company received a letter from the Securities and Exchange Commission, Division of Corporation Finance (the "Division"), stating that the Division had reviewed the Company's financial statements and related disclosures in its Form 10-K Annual Report for the fiscal year ended March 31, 2002, and in its Form 10-Q Quarterly Report for the

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quarterly period ended December 31, 2002 (the "Reports").  The letter detailed several comments of the Division concerning these Reports. On May 2, 2003, the Company responded to the Division's letter and on June 20, 2003, the Company received a subsequent letter from the Division detailing additional comments in light of the Company's response. The Division's June 20, 2003, comments concern primarily the following matters:

1. The Company's accounting for its read/write drive inventory, and in particular the timing and amount of reserves taken for such inventory.

2. The Company's accounting methodology for its deferred tax assets, and in particular the timing and amount of the recognition of such assets.

3. The Company's conclusions (a) that it operates in only one industry segment and (b) that it need not separately report revenues for cards and read/write drives.

4. The quarterly timing of the Company's recognition of $875,000 of license revenues during fiscal 2003.

In this regard the Division has requested further information from the Company. The Company intends to provide the requested information and to discuss with the Division the Company's bases for its conclusions and is hopeful that these matters will be resolved within the extension period.

The resolution of these comments may affect the financial statements which are required to be included in the Company's Form 10-K Annual Report for the fiscal year ended March 31, 2003. Therefore, the Company currently does not intend to file such report until such comments have been resolved. The Company intends to respond to the Division's comments as soon as possible and hopes to resolve the Division's comments within fifteen (15) days; however, no assurance can be given as to when the comments will be resolved or as to the ultimate outcome of such discussions.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Stephen M. Wurzburg, Esq.                 (650)  233-4538
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                       (Name)             (Area Code) (Telephone Number)


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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV (3):
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The Company previously publicly announced its fiscal 2003 results of operations on April 28, 2003, as discussed in its Current Report on Form 8-K which was filed on May 2, 2003. As described below, some of the results showed a significant change in results in operations for fiscal 2003 versus fiscal 2002 and would not be altered due to resolution of the Division's comments. Other results could be altered materially depending upon the resolution of the Division's comments, and as a result, a reasonable estimate of such results cannot be made since the outcome of the resolution of the Division's comments cannot be predicted.

The reported results showed revenues of $26,331,000 for fiscal 2003 versus $20,889,000 for fiscal 2002, which amounts would not be altered regardless of the resolution of the Division's comments.

The Company's net income for fiscal 2002 and/or 2003 could be adjusted to the extent that (1) the resolution of the Division's comments concerning the Company's reserves for read/write drive inventory results in increased reserves (which would increase cost of goods sold and decrease gross margin) and (2) the resolution of the Division's comments regarding the Company's accounting for its deferred tax assets results in an adjustment to income tax benefit or expense in those periods.

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                         DREXLER TECHNOLOGY CORPORATION
         ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date: June 26, 2003                By /s/Steven G. Larson
--------------------                  ------------------------------------------
                                       Steven G. Larson
                                       Vice President of Finance and Treasurer
                                       (Principal Financial Officer and
                                       Principal Accounting Officer)

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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